1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 2, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C., August 2, 2016 – TSMC (NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1.	Approved capital appropriations of approximately US$3,790.4 million for purposes including: 1) Expansion of advanced technology capacity; 2) Conversion of certain logic capacity to specialty technologies; 3) Fourth quarter 2016 R&D capital investments and sustaining capital expenditures.

2.	To simplify investment structure, the board also approved TSMC’s acquisition from VisEra Holding Company of 86.9% shareholding in VisEra Technologies Company Ltd. at the book value, and 6.9% shareholding in Xintec Inc. at the market price. As a result, VisEra Holding Company will be dissolved and merged into TSMC Partners, Ltd., which is 100% owned by TSMC. After the transaction, TSMC will own 86.9% of VisEra Technologies Company Ltd. and 41.3% of Xintec Inc. directly, which are the same as what TSMC has held directly and indirectly prior to this transaction.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com